[Wickersham & Murphy, P.C. Letterhead]

May 3, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         John Reynolds, Assistant Director

Re:                              S&W Seed Company

Registration Statement on Form S-1 (Registration No. 333-164588)

Ladies and Gentlemen:

Pursuant to the telephonic request from Jay Williamson of the Staff that the Company provide the Staff with a copy of the revised Principal Stockholders table that the Company will include in its final prospectus to be filed after the effective date pursuant to Rule 424(b), please find attached as Exhibit A the revised table Principal Stockholders section of the prospectus.

Also attached as Exhibit B is a copy of the April 28, 2010 letter from NASDAQ that indicates the Company’s securities have been approved for listing.

Very truly yours,

/s/ Debra K. Weiner

Debra K. Weiner

cc:                                Jay Williamson

Pamela Howell

Mark S. Grewal

Matthew K. Szot

Grover T. Wickersham

Exhibit A

PRINCIPAL STOCKHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, as of May 3, 2010 and as adjusted to reflect the sale of 1,400,000 units in this offering, by (i) each person whom we knew beneficially owned more than 5% of the outstanding shares of our common stock, (ii) each of our directors, and (iii) all of the current directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to shares beneficially owned.

			Percentage of the Class
			Beneficially Owned
	Number of Shares		Before This	After This
Name and Address of Beneficial Owner	Beneficially Owned		Offering	Offering

Yellowjacket, LP(1) P.O. Box 524 Glenbrook, NV 89413	2,566,000		85.5%	44.2%
Triangle T Partners, LLC(2) 4408 Hays Drive Chowchilla, CA 93610	240,000		8.0	4.1
Michael Culhane	2,500	(3)	*	*
Mark S. Grewal(2)(4)	248,333	(5)	8.2	4.3
Michael M. Fleming	2,500	(3)	*	*
Michael N. Nordstrom(2)	242,500	(3)	8.1	4.2
Grover T. Wickersham(2)	244,166	(6)	8.1	4.2

All directors and executive officers as a group (7 persons)(2)	263,748	(7)	8.1	4.5

*	Less than 1%.
(1)

Glenbrook Capital Management is the general partner of Yellowjacket, LP. Robert W. Lishman, Jr. is the sole executive officer and member of the board of directors of the general partner and may be deemed to exercise voting and dispositive power over the shares held by Yellowjacket, LP. Glenbrook Capital Management and Mr. Lishman disclaim beneficial ownership of the shares held by Yellowjacket, LP, except to the extent of their respective pecuniary interests therein. The address of Glenbrook Capital Management is 430 Cambridge Avenue, Palo Alto, California. Yellowjacket LP and Glenbrook Capital Limited Partnership are not a “group” as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(2)

Voting and investment decisions with respect to securities owned by Triangle T Partners, LLC are made by its board of managers. The members of the board include Mark S. Grewal, Michael N. Nordstrom and Grover T. Wickersham, who also serve on our board of directors. Each of the members of the board disclaim beneficial ownership except to the extent of his respective pecuniary interest therein. Mr. Wickersham is the only officer or director of our company that has a pecuniary interest in Triangle T Partners, LLC, and his interest is held indirectly through his ownership in the parent of the parent of Triangle T Partners, LLC.

(3)	Includes 2,500 shares of common stock issuable upon exercise of options that vest and become exercisable on or before July 2, 2010.
(4)	The address for each of these beneficial owners is 25552 South Butte Avenue, Five Points, CA 93624.
(5)	Includes 8,333 shares of common stock issuable upon exercise of options that vest and become exercisable on or before July 2, 2010.
(6)	Includes 4,166 shares of common stock issuable upon exercise of options that vest and become exercisable on or before July 2, 2010.
(7)	Includes 23,748 shares of common stock issuable upon exercise of options that vest and become exercisable on or before July 2, 2010.

Exhibit B

By Electronic Mail Only

April 28, 2010

Ms. Debbie Weiner

Wickersham & Murphy, P.C.

430 Cambridge Avenue, Suite 100

Palo Alto, CA

Re: Approval letter for S&W Seed Company (the “Company”)
to list on The Nasdaq Capital Market

Dear Ms. Weiner:

We are pleased to inform you that Staff has approved the Company’s application to list its units, common stock, and warrants on Nasdaq. Since our approval is based upon information provided to us by the Company or filed by the Company with the SEC, you should notify us promptly of any material change to such information. We have reserved SANWU, SANW, and SANWW as the trading symbols for the Company’s units, common stock, and warrants respectively.

The balance of the entry fee for the Company’s initial inclusion in Nasdaq is estimated to be $45,000. Please pay this amount to The NASDAQ Stock Market LLC and forward it before the listing date per the instructions on the attached Entry Fee Payment Form. Shortly after trading commences, the Company will be billed the applicable annual fee, on a pro-rated basis.

For your information, the Nasdaq Marketplace Rules detail the continued listing requirements and applicable fees for Nasdaq issuers. The Nasdaq Regulatory Requirements guide provides important information on your filing obligations and other regulatory responsibilities of a public company. Both can be found under the “Corporate/Listing” heading at www.nasdaq.com.

Should you have questions regarding Nasdaq’s continued listing requirements, please call Curtis Rimmey your issuer compliance analyst, at 301.978.8079 or call me at 301.978.8068 for initial listing requirements.

Sincerely,

Michael J. Wolf

Lead Analyst

Nasdaq Listing Qualifications